SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-16293


                           NOTIFICATION OF LATE FILING

(Check One):   [ X ] Form 10-K    [   ] Form 11-K    [   ] Form 20-F
               [   ] Form 10-Q    [   ] Form N-SAR

For Period Ended:  September 30, 1998

[   ] Transition Report on Form 10-K       [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F       [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended:  Not Applicable
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Nothing  in this  Form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify
the Item(s) to which the notification relates:        Not Applicable
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                         Part I. Registrant Information

Full name of registrant:  Lanxide Corporation

Former name if applicable:

                        1300 Marrows Road, P.O. Box 6077
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           Address of principal executive office (Street and Number):

City, State and Zip Code:  Newark, Delaware 19714-6077
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                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c) The  accountant's  statement  or  other  exhibit  required  by Rule
         12b-25(c) has been attached if applicable.

                               Part III. Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

The auditors have not been able to complete the audit of the financial statements.

For the reasons set forth above, the Company's inability to timely file its Annual Report on Form 10-KSB for its fiscal year ended September 30, 1998 could not be eliminated without unreasonable effort or expense. The Company intends to file its Annual Report no later than the fifteenth day after the due date of the Annual Report.


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                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

             Julian Sur                      302                   456-6207
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               (Name)                     (Area code)         (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company generated a net income of $18,000 for the fiscal year ended September 30, 1998 as compared to a net loss of $2,595,000 for the fiscal year ended September 30, 1997 The per share income for fiscal 1998 was $0.01 as compared to per share loss of $1.96 for fiscal 1997.


                               Lanxide Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.




Date:  December 29, 1998                                      By  /s/ Julian Sur
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                                                                  Julian Sur
                                                                  Controller